Joshua A. Kaufman	VIA EDGAR AND OVERNIGHT COURIER
T: +1 212 479 6495 josh.kaufman@cooley.com

October 27, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Legal Branch Chief
Tom Jones, Legal Staff Attorney
Brian Cascio, Accounting Branch Chief
Julie Sherman, Accounting Staff Accountant
Amanda Ravitz, Assistant Director, Office of Electronics and Machinery

Re:	Aquantia Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 23, 2017
File No. 333-220871

Ladies and Gentlemen:

On behalf of Aquantia Corp. (the “Company”), we are providing this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter, dated October 26, 2017 (the “Comment Letter”), relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (No. 333-220871), which was filed on October 23, 2017 (the “Amendment No. 2”). The Company is concurrently filing with the Commission Amendment No. 3 to the Registration Statement (the “Amendment No. 3”), which reflects changes to Registration Statement made in response to the comments contained in the Comment Letter. The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 3. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

Registration Rights, page 151

1.	Clarify which preferred stock will be outstanding upon closing of this offering.

The Company respectfully advises the Staff that no shares of preferred stock will be outstanding upon closing of the offering and has revised the disclosure on page 151 of Amendment No. 3 to reflect that all of its outstanding convertible preferred stock will automatically convert into shares of the Company’s common stock immediately prior to the closing of the offering.

Exhibit 5.1

2.	If clause (ii) in the second paragraph is referring only to setting the sale price of the securities,

U.S. Securities and Exchange Commission

October 27, 2017

please file a revised opinion that clarifies. Otherwise, file an opinion that does not assume away a relevant issue or material facts underlying the opinion.

In response to the Staff’s comment, the Company has filed a revised Exhibit 5.1 opinion, limiting clause (ii) contained in the second paragraph therein to the assumption that “a pricing committee of the board of directors has taken action to set the sale price of the securities” in compliance with the principals contained in Section II.B.3 of Staff Legal Bulletin 19.

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The Company respectfully requests the Staff’s assistance in completing the review of this response letter and Amendment No. 3. Please contact me at (212) 479-6495 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

Cooley LLP

Cc:	Faraj Aalaei, Aquantia Corp.
Mark Voll, Aquantia Corp.
Babak Yaghmaie, Cooley LLP
Robert Phillips, Cooley LLP
Alison Haggerty, Cooley LLP